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                             March 15, 2024

       Bruce Czachor
       Executive Vice President and Chief Legal Officer
       Piedmont Lithium Inc.
       42 E Catawba Street
       Belmont, NC 28012

                                                        Re: Piedmont Lithium
Inc.
                                                            Post-Effective
Amendment No. 2 to Form S-3
                                                            Filed February 29,
2024
                                                            File No. 333-259798

       Dear Bruce Czachor:

                                                        We have reviewed your
post-effective amendment and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 2 to Form S-3

       Exhibits

   1. We note your technical reports filed with your Form 10-K. Please file the engineering consents pursuant to
Item 1302(b)(4) and Item 601(b)(23) of Regulation S-K.
       General

   2. We note you incorporate by reference your 2023 Form 10-K. However, that Form 10-K forward incorporates
Part III information to your definitive proxy statement which has not yet been filed. Since
this information is incorporated by reference, please include the required officer and
director information in the Form 10-K, or file the definitive proxy statement prior to
effectiveness of this Form S-3. Refer to Question 123.01 of Compliance and Disclosure
Interpretations for Regulation S-K.
 Bruce Czachor
FirstName  LastNameBruce Czachor
Piedmont Lithium  Inc.
Comapany
March      NamePiedmont Lithium Inc.
       15, 2024
March2 15, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Eric Scarazzo